September 21, 2009

Jeffrey Riedler, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-6010

Re:	Talecris Blotherapeutics Holdings Corp.
Amendment No. 9 to Registration Statement on Form S-1
Filed September 11, 2009
File No. 333-144941

Dear Mr. Riedler:

On behalf of Talecris Biotherapeutics Holdings Corp. (the “Company”), we hereby submit the following responses to the comments raised in your letter of September 18, 2009.  To assist your review, we have retyped the text of the Staff’s comments in bold face type.  Please note that all references to page numbers in the responses refer to the page numbers of Amendment No. 9 to the Registration Statement.

Also, please note that this letter accompanies an exhibit-only amendment to the Registration Statement (Pre-Effective Amendment No. 10).

Form S-1

Dilution, page 48

1.                                      It appears you have determined historical net tangible book value per share using 710,732 shares outstanding at June 30, 2009, which differs from the amount disclosed in the corresponding consolidated balance sheet.  Please revise to your calculation using the corresponding balance sheet amount or explain your basis for using the 710,732 share amount in this calculation.

We acknowledge the Staff’s comment and wish to clarify to the Staff the Company’s calculation.  As explained in the disclosure on page 48, historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, preferred stock, and obligations under common stock/put call option, divided by the number of shares of common stock issued and outstanding as adjusted for cancellation of the put/call option.  As the numerator for total net tangible book value was reduced for the obligation under common stock put/call, a share adjustment was made to the denominator of total common shares to reduce it for an estimated number of shares associated with the common stock put/call obligation.

The total common shares outstanding at June 30, 2009 of 2,636,048 were reduced by 1,925,316 shares associated with the common stock put/call obligation. The reported put/call obligation of $32.018 million resulted from multiplying these 1,925,316 shares by $16.63 per share, the estimated fair market value of a common share at June 30, 2009.  As noted in the footnote disclosures on page F-32, the unrestricted and restricted common shares that we issued to certain employees, members of our Board of Directors, and IBR contain various embedded put/call features which may result in future cash payments to the holders thereof, which are beyond our control.  As such, we have classified the appropriate amounts outside of permanent equity on our Consolidated Balance Sheets in the line titled “Obligations under common stock put/call option.”  As we believe the reduction of the numerator for this mezzanine liability is appropriate, we also believe that the shares outstanding at June 30, 2009 on our balance sheet utilized in the denominator should be reduced to more appropriately reflect the net estimated number of common shares to calculate the net book value per common share.  The 710,732 shares utilized in this calculation reflect those restricted shares for which the associated compensation costs have not yet been recognized and thus are not includable in the obligation under common stock put/call obligation.  Therefore, we believe that the 710,732 share amount was appropriate in this calculation.

Selected Financial Data, page 52

2.                                      Based on your disclosure in footnote (1), it appears that pro forma basic earnings per share have been provided for all periods presented.  Please revise your disclosure to clarify that pro forma earnings per share have been provided for latest fiscal year and interim period, and the corresponding prior year interim period.  Also, please provide pro forma diluted earnings per share for the latest fiscal year and corresponding interim periods as required by Rule 11-02(b)(7) of Regulation S-X.

We acknowledge the Staff’s comment and will revise the footnote (1) disclosure on page 52 of our final prospectus to: (i)  reword the reference to the periods presented, and (ii) provide disclosure relating to pro forma diluted earnings per share.

We intended the phrase “for all periods presented” to mean “for all periods for which this amount is presented” and believe that this is how a prospective investor would read the phrase.  We omitted the disclosure relating to pro forma diluted earnings per share from the Selected Financial Data as the diluted earnings per share disclosure is the same as the pro forma diluted earnings per share disclosure for each period presented and therefore we did not consider it meaningful or helpful to disclose in the Selected Financial Data.

As we do not consider our response to the Staff’s comment to result in a material change in our disclosure, we do not intend to make a further pre-effective amendment to our Registration Statement to address the comment.  Instead, our final prospectus filed pursuant to Rule 424 under the Securities Act of 1933 will modify footnote (1) on page 52 as follows:  “Pro forma basic income before extraordinary items per common share reflects the adjustment to the numerator to add back preferred dividends and adjustment to the denominator for the assumed weighted average effect of conversion of preferred stock into 85,846,320 common shares for the latest fiscal year and interim period and the corresponding prior year interim period.  The pro forma diluted earnings per share for the latest fiscal year and interim period and the corresponding prior year interim period are equal to the diluted earning per share amounts for the respective periods.”

*              *              *

We appreciate your time and attention to the Company’s responses to the Staffs comments.  Should you have any additional questions or concerns, please do not hesitate to contact the undersigned at (212) 549-0393, Gerard DiFiore at (212) 549-0396 or David Mittelman at (415) 659-5943.

Sincerely,

/s/ Aron Izower

REED SMITH LLP

cc:	Securities & Exchange Commission
Bryan Pitko
Frank Wyman
Donald Abbot

Talecris Biotherapeutics Holdings Corp.
Lawrence D. Stern
John F. Gaither, Jr.

Sullivan & Cromwell LLP
Glen T. Schleyer

Reed Smith LLP
Gerard DiFiore
David Mittelman